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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2015

Washington DC

SEC FILE NUMBER
8- 67960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2014__ AND ENDING __December 31, 2014__

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centerre Capital, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1839 Lake Saint Louis Blvd.

(No. and Street)

Lake Saint Louis	MO	63367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David M. Hoff   636-695-2807

                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler Huber & Helm LLP

(Name – if individual, state last, first, middle name)

800 Market Street Suite 500	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____David M. Hoff_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Centerre Capital, LLC_____, as of _____December 31_____, 20_14_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Member
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CENTERRE CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

Contents

	Page
Report of Independent Registered Public Accounting Firm	1-2
Facing Page	3
Oath or Affirmation	4
Financial Statements	
Statement of Financial Condition	5
Statement of Income and Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplementary Information Required by the Securities and Exchange Commission	
Schedule 1 – Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1	11
Schedule 2 – Exemption Report	12
Report of Independent Registered Public Accounting Firm	13
General Assessment Reconciliation – SIPC-7	14-15



ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
Centerre Capital, LLC
Lake St. Louis, Missouri

We have audited the accompanying financial statements of Centerre Capital, LLC (a Missouri limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Centerre Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Centerre Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 1

The Schedule 1, Computation of Net Capital Under Rule 15c3-1, and Schedule 2, Exemption Report has been subjected to audit procedures performed in conjunction with the audit of Centerre Capital, LLC's financial statements. The supplemental information is the responsibility of Centerre Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Anders Minkler Huber & Helm LLP

February 25, 2015

Centerre Capital, LLC
Statement of Financial Condition
December 31, 2014

Assets

Assets

Cash	$	126,131
Concessions receivable		5
Prepaid expenses		18,680
Deposits		2,341
Total Assets	$	147,157

Member's Equity

Member's Equity	$	147,157
Total Member's Equity	$	147,157

Centerre Capital, LLC
Statement of Income and Changes in Members' Equity
Year Ended December 31, 2014

Revenues		
Concessions	$	224,743
Expenses		
Clearing fees		314
Commissions		205,859
Licenses and fees		9,766
Professional fees		11,740
Taxes		402
Other operating expenses		5,800
Total Expenses		233,881
Income from Operations		(9,138)
Other Income (Expense)		
Representative reimbursements, net		(10,075)
Administrative expense		(16,911)
Total Other Income (Expense)		(26,986)
Net Loss		(36,124)
Member's Equity, Beginning of Year		183,281
Member's Equity, End of Year		147,157

Centerre Capital, LLC
Statement of Cash Flows
Year Ended December 31, 2014

Cash Flows From Operating Activities		
Net loss	$	(36,124)
Adjustments to reconcile net loss to net cash		
used in operating activities		
(Increase) decrease in assets		
Concessions receivable		890
Representative receivable		813
Prepaid expenses		2,223
Deposits		(372)
Increase (decrease) in liabilities		
Clearing fees payable		(40)
Commissions payable		(652)
Net Cash Used By Operating Activities		(33,262)
Net Decrease in Cash		(33,262)
Cash, Beginning of Year		159,393
Cash, End of Year	$	126,131

Centerre Capital, LLC
Notes to Financial Statements
December 31, 2014

1. **Nature of Operations and Basis of Presentation**

   Nature of Operations
   Centerre Capital, LLC, a Missouri Limited Liability Company (the "Company"), was organized on May 26, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company engages in the sales and administration of securities and other investment products.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standard Board ("FASB"), Accounting Standards Codification (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

2. **Summary of Significant Accounting Policies**

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Fair Value Measurements
   The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair values, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The three general valuation techniques used to measure fair value are the market approach, cost approach, and income approach. The guidance established a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority. Carrying amounts of certain financial instruments such as cash and concessions receivable approximate fair value due to their short maturities or because the terms are similar to market terms.

   Concentration of Credit Risk
   Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue Recognition
Concessions income is recognized as earned with billed but not collected amounts reflected as concessions receivable.

Income Taxes
The Company is formed as a limited liability company through January 22, 2014 and was taxed as a partnership through January 22, 2014 for income tax purposes. Earnings and losses through January 22, 2014 are included in the personal income tax returns of the members. As of January 23, 2014, the Company is a single member limited liability company and earnings and losses are included in the personal income tax return of its sole member. Accordingly, the financial statements do not include a provision for income taxes.

The Company is required to evaluate tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

If applicable, the Company recognized interest and penalties related to unrecognized tax liabilities in the statement of income and members' equity.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2011. As of and for the year ended December 31, 2014, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Subsequent Events
The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued. It was concluded that there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $50,000 and requires the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At December 31, 2014, the Company was in compliance with both of the above stated net capital rules.

4. **Related Party Transactions**

   Leasing Arrangements
   The Company leases its offices in Lake St. Louis, Missouri from an affiliated corporation which the owner of the Company also controls. The affiliated corporation leases the offices from a limited liability company in which the sole member of the Company has a 40% interest. Rent expense amounted to $404 for the year ended December 31, 2014. This expense is recorded with the administrative fees discussed below.

   Administrative Fees
   The Company pays an administrative fee to First Heartland Corporation (the "Corporation") and First Heartland Capital, Inc. ("Capital"), which are controlled by the Company's owner, for its share of certain operating expenses. Administrative fees consist of payroll, rent, and other operating expenses and are allocated on a per employee basis. Allocations have been based primarily of actual time spent by the employees with respect to each entity. The Company believes that such allocation methods are reasonable. Administrative fees totaled $16,911 for the year ended December 31, 2014 and are included in the statement of income and members' equity.

   Clearing Agreement
   The Company has entered into a Sub-Broker Agreement with Capital whereby Capital will provide clearing services for the Company in accordance with the terms of a clearing agreement that Capital maintains with a national broker-dealer.

5. **Risks Associated with Financial Instruments**
   In the normal course of business, the Company's customer and clearing agent activities involve the execution and settlement of various customer security transactions. These activities may expose the Company to certain risks in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

   The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker, and financial institutions with which it conducts business.

6. **Revenue from Contracts with Customers**
   In May 2014, the FASB issued Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* (ASU 201409), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods and services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2018.

Centerre Capital, LLC
Computation of Net Capital, Aggregate Indebtedness,
and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
Schedule 1
December 31, 2014

Total Member's Equity	$ 147,157
Less non-allowable assets:	
Prepaid expenses	18,680
Deposits	2,341
Total non-allowable assets	21,021
Net capital before haircuts on securities positions	126,136
Haircuts on securities	-
Net Capital	$ 126,136
Aggregate Indebtedness	$ -
Minimum Dollar Net Capital Requirement	$ 50,000
Excess Net Capital	$ 76,136
Ratio of Aggregate Indebtedness to Net Capital	.000 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA FOCUS Report.

Centerre Capital, LLC
Exemption Report
Schedule 2
December 31, 2014

Centerre Capital, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the indentified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Centerre Capital, LLC

I, David M. Hoff, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Managing Member

02/25/15



ANDERS
CPAs + ADVISORS

Report of Independent Registered Public Accounting Firm

Member
Centerre Capital, LLC
Lake St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Schedule 2 - Exemption Report, in which (1) Centerre Capital, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Centerre Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Provision (2)(ii) (the "exemption provision") and (2) Centerre Capital, LLC stated that Centerre Capital, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Centerre Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Centerre Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Anders Minkler Huber & Helm LLP

February 25, 2015

Anders Minkler Huber & Helm LLP | 800 Market Street-Suite 500 | St. Louis, MO 63101-2501 | p (314) 655-5500 | f (314) 655-5501 | www.anderscpa.com

Page 13

SIPC-7		**SIPC-7**

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*************2781********MIXED AADC 220
067960   FINRA   DEC
CENTERRE CAPITAL LLC
1839 LK ST LOUIS BLVD
LAKE ST LOUIS, MO 63367-1394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ZEONIA CHRISY 636-695-2822

2. A. General Assessment (item 2e from page 2) $74

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (61   )
      07/28/2014
      _____ Date Paid

   C. Less prior overpayment applied   _____

   D. Assessment balance due or (overpayment)   13

   E. Interest computed on late payment (see instruction E) for --- days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $13

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $13

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CENTERRE CAPITAL LLC
_____
(Name of Corporation, Partnership or other organization)

JEANNE A. JEHLE
_____
(Authorized Signature)

Dated the   25   day of February, 20 15.

FIN OP
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period

beginning 01-01-2014
and ending 12-31-2014

Item No.

Eliminate Cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $236,167

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   236,167

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   206,421

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   314

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,

        Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

      Enter the greater of line (i) or (ii)

    Total deductions   206,735

2d. SIPC Net Operating Revenues $29,432

2e. General Assessment @ .0025 $74

(to page 1, line 2.A.)   Page   15